FORM 6-K

                    SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549



                    REPORT OF FOREIGN ISSUER


                    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934




                    For March 27, 1997




                    NAM TAI ELECTRONICS, INC.
                    (Registrant's name in English)




                      Unit 9, 15/F., Tower 1
                      China Hong Kong City, 33 Canton Road
                      TST, Kowloon, Hong Kong
                      (Address of principal executive offices)

NAM TAI ELECTRONICS, INC.                       CONTACT: WENDY L. WISEMAN
SUITE 530 - 999 WEST HASTINGS STREET            P.R. SECRETARY
VANCOUVER, B.C.  CANADA  V6C 2W2                NEWS RELEASE
TEL:  (604) 669-7800  FAX:  (604) 669-7816
TOLL FREE TEL & FAX:  1-800-661-8831
INTERNET WEBSITE: http://www.namtai.com
E-MAIL: investor@namtai.com

          NAM TAI ELECTRONICS, INC. ANNOUNCES
          AUDITED RESULTS FOR THE YEAR ENDED DECEMBER 31, 1996

          VANCOUVER, CANADA March 27, 1997 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NMS Symbol: NTAIF, TSE Symbol: NMT) today announced audited results for the year ended December 31, 1996. As previously announced on January 22, 1997 when the Company reported unaudited results, net sales for the year ended December 31, 1996 were $108,234,000 compared to $121,240,000 for the year ended December 31, 1995. A reduction in orders from certain OEM customers caused the decline in sales. Management believes that lower than expected year-end 1995 sales by certain of its OEM customers caused them to curtail orders for production in 1996.

          The Company's gross profit decreased to $22,185,000 for the year ended December 31, 1996 from $23,152,000 for 1995. The principal reason for the decrease in gross profit was the decrease in sales. When the Company previously announced its results, it reported that gross profit for the year ended December 31, 1996 was $22,710,000. The principal reason for the adjustment from previously announced results was the increase in cost of sales resulting from a net write-off of $415,000 of inventory and a net increase in depreciation expense of $166,000. In regard to the inventory write-off, during the course of the audit of its financial statements for the year ended December 31, 1996, the Company confirmed that certain components included in its raw material inventory were not likely to be used in connection with future production and, due to the passage of time, could not be charged to customers who would have otherwise been responsible for the reimbursement of cost. After consulting with its auditors, the Company elected to write-off the cost of such inventory.

          Despite the reduction in sales and the above additions to costs of sales, Nam Tai's gross profit margin improved to 20.5% in 1996 from 19.1% in 1995. This was principally the result of lower component costs and efficiencies implemented to reduce manufacturing costs. Lower component costs were attributable to the general decline in the cost of certain components as well as the decline in the value of the Japanese yen relative to the U.S. dollar. The latter benefited the Company as it purchases a substantial volume of components from Japanese companies which are paid in yen.

          The Company also reported in its audited results for the year ended December 31, 1996 a loss of $123,000 on disposal of fixed assets as compared to no gain or loss for the year ended December 31, 1995. The Company had reported a loss of $3,000 on disposal of fixed assets for the year ended December 31, 1996 in its previously announced results. The 1996 adjustment to the loss on disposal of fixed assets relates to leasehold improvements made by Nam Tai to its former executive offices in Hong Kong under a lease that was prematurely terminated. As a result of zoning regulations that limited the use that the Company could make of the space comprising its Hong Kong head office, Nam Tai was required to terminate its existing lease and relocate its principal executive and Hong Kong marketing offices before the expiration of the lease term. Accordingly, in February 1997, the Company leased new premises for its principal executive offices in Hong Kong. The Company recorded a charge of $120,000 for the year ended December 31, 1996 regarding the leasehold improvements Nam Tai had made in the former executive offices.

          The effect of the adjustments to cost of sales and loss on disposal of fixed assets on net income and earnings per share from previously announced results was to decrease net income and earnings per share for the year ended December 31, 1996 to $9,416,000 and $1.16, respectively, from $10,120,000 and $1.24, respectively.

          This release is expressed in U.S. dollars. Nam Tai is an independent provider of high quality manufacturing services to original equipment manufacturers ("OEMs") in the consumer electronics industry. All of the Company's manufacturing operations are based in China. Nam Tai assists OEMs in the design and development of products and furnishes full turnkey manufacturing services to its OEM customers utilizing advanced processes such as chip on board, multichip modulators, surface mount technology, tape automated bonding and outer lead bonding technologies. The Company provides hardware and software design, plastic molding, component purchasing, assembly into finished products or electronic subassemblies, post-assembly testing and shipping. The Company manufactures a broad line of finished products for its OEM customers, including personal organizers, linguistic products, calculators, integrated circuit or smart card readers. It also manufactures electronic components and subassemblies for printed circuit boards ("PCBs"). These products include large scale integrated circuits bonded on PCBs that are used in the manufacture of products such as electronic toys, and subassemblies for liquid crystal display modules that are in turn used in the manufacture of communications, camera and computer products. In addition, Nam Tai provides OEMs with silk screening services for plastic parts, polyvinyl chloride products and metal parts.




          The Registrant hereby incorporates this Report on Form 6-K into its Registration Statement on Form F-3 (Registration No. 33-91553).


          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                        For and on behalf of
                                        Nam Tai Electronics, Inc.
                                        by

                                        (S.d.) Ronald G. Erdman
                                        Ronald G. Erdman
                                        Chief Financial Officer

          Date: April 8, 1997